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Andrés V. Gil
Davis Polk & Wardwell LLP 121, avenue des Champs-Elysées 75008 Paris	212-450-4779 tel 212-701-5779 fax andres.gil@davispolk.com

October 16, 2014

Re:	BBVA Banco Francés S.A. Form 20-F for the fiscal year ended December 31, 2013 Filed April 21, 2014 File No. 001-12568

VIA EDGAR SUBMISSION

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Dear Mr. Windsor:

Reference is made to your letter dated September 30, 2014 (the “Comments Letter”), setting forth comments from staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2013 of BBVA Banco Francés S.A. (the “Company”) which was filed with the Commission on April 21, 2014.

On behalf of the Company, we hereby advise that our client is preparing the requested responses. While these responses will, as requested by the Staff, be reflected in future filings, the Company currently expects to provide the Staff with its responses on or about October 31, 2014.

Very truly yours,

/s/ Andrés V. Gil

Andrés V. Gil

cc:	Alexandra Ledbetter Ignacio Sanz y Arcelus